SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

Publicly Held Company

CVM Registration no. 1431-1

SEC (CUSIP) Registration 20441B407 – Preferred “B”

SEC (CUSIP) Registration 20441B308 – Common

LATIBEX Registration 29922 – Preferred “B”

NOTICE TO SHAREHOLDERS

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and trades energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), communicates to its shareholders and to the market in general that, pursuant to Article 21-L, § 2, of CVM Instruction No. 481/2009, as amended, at a meeting held on January 20, 2021, the Company's Board of Directors approved the implementation of the system of book-entry shares and, therefore, the hiring of Banco Bradesco SA (“Banco Bradesco”) as the bookkeeping bank for its shares and, if the UNIT Program is approved, as the issuing agent of UNITs.

Thus, as of February 8, 2021, service to the holders of shares will be carried out by Bradesco's branch network, present throughout the national territory.

Shareholders with shares in custody at B3 will continue to be served, normally, by their respective securities brokers and / or custody agents, with no interruption in the trading of the Company's shares.

Due to the migration process, there will be a suspension of service to shareholders from February 1st to 5th, 2021, in the following procedures:

1.	position consultations;
2.	transfer of shares outside the stock exchange;
3.	custody transfer;
4.	payments for any pending events;
5.	registration update; and
6.	registration of liens, among others.

Regarding stock transfer orders (custody movement) whose block has been made by COPEL, without the respective deposit having taken place, COPEL will transfer the blocks to Bradesco and these will remain valid until the respective expiration date.

It is worth mentioning that this change will not imply any change in the rights conferred on the shares, including dividends, eventual capital remuneration and eventual payments will be made in the same checking account previously indicated by each shareholder.

For more information, contact COPEL's Shareholders' Department by e-mail at shareholders@copel.com or 0800-41-2772.

Curitiba, January 20, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 20, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.